FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2005

Commission File Number: 333-109343

Paramount Resources Ltd.

(Translation of registrant’s name into English)

888-3rd Street S.W.
Bankers Hall West, Suite 4700
Calgary, Alberta T2P 5C5
Canada

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES
NEWS RELEASE

The following exhibits are filed as part of this Form 6-K

Exhibit 1	News release dated January 14, 2005, referred to as:
“PARAMOUNT RESOURCES LTD. EXTENDS
EXCHANGE OFFER FOR SENIOR NOTES”

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   January 14, 2005

PARAMOUNT RESOURCES LTD. (Registrant)
By:	/s/ Charles E. Morin
	Name:	Charles E. Morin
	Title:	Corporate Secretary

EXHIBIT INDEX

Exhibit No.
1.	News release January 14, 2005, referred to as
“PARAMOUNT RESOURCES LTD. EXTENDS
EXCHANGE OFFER FOR SENIOR NOTES”

PARAMOUNT RESOURCES LTD.
Calgary, Alberta

January 14, 2005

NEWS RELEASE:	PARAMOUNT RESOURCES LTD. EXTENDS EXCHANGE OFFER FOR SENIOR NOTES

Paramount Resources Ltd. (TSX-POU) announces that it has extended the offer expiration date under its exchange offer and consent solicitation for its 7 7/8% Senior Notes due 2010 and 8 7/8% Senior Notes due 2014 to 5:00 p.m. New York time on January 14, 2005. The minimum tender condition in the offer has not yet been satisfied. Paramount is in discussions on the terms of the offer with representatives of the noteholder committee that has been formed in response to the offer.

Paramount is a Canadian oil and natural gas exploration, development and production company with operations focused in Western Canada. Paramount’s common shares are listed on the Toronto Stock Exchange under the symbol “POU”.

This press release is neither an offer to sell nor a solicitation of an offer to participate in the Notes Offer.

For further information, please contact:

C.H. (Clay) Riddell, Chairman and Chief Executive Officer
J.H.T. (Jim) Riddell, President and Chief Operating Officer
B.K. (Bernie) Lee, Chief Financial Officer

Paramount Resources Ltd.
4700 Bankers Hall West
888 3rd Street SW
Calgary, Alberta T2P 5C5
Phone: (403) 290-3600
Fax: (403) 262-7994